

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 17, 2008

Mr. Michael Castle
Chief Financial Officer
National Coal Corporation
8915 George Williams Road
Knoxville, TN 37923

   Re: **National Coal Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed April 2, 2007
      Form 10-Q for Fiscal Quarter Ended September 30, 2007
      Filed November 19, 2007
      Response Letter Dated January 31, 2008
      File No. 0-26509

Dear Mr. Castle:

   We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1. We note from your response to the second bullet point of prior comment number one that you "concluded that the impact to 2005 revenues and cost of sales was not material to cause restatement of the 2005 statement of operations as the truck freight billings represented less than 3% of revenues and less than 4% of cost of sales during 2005 and had no impact on the Company's operating loss or net loss during the period." Please confirm, if true, that your determination that the 2005 impact was not material considers the effect on the quarterly periods presented or otherwise advise.

2.   Please expand upon your response to the third bullet point of prior comment
        number one and your footnote disclosure in future filings to explain the nature of
        the "certain revenue and cost of sales" amounts that you determined should be
        presented on a net basis instead of on a gross basis.

Note 16. Commitments and Contingencies, page 78

3.   We note that you classified the insurance settlement proceeds for the property
        damage to the highwall miner in cash flows used in operating activities. Given
        the diversity in practice surrounding the classification of insurance proceeds from
        damaged property, please expand your disclosure here and MD&A, within future
        filings, to clearly indicate that you have classified the insurance proceeds as an
        operating cash receipt.

Exhibit A to Supplemental Response Letter Dated January 31, 2008

4.   We note from the schedules you provided in Exhibit A the inclusion of a line for
        each separately identified period for "Other immaterial unrecorded adjustments,
        net." Please tell us whether this line item includes adjustments that you have not
        specifically explained in your response letter or otherwise advise what is included
        within the net adjustment line.

Form 8-K, as amended on January 4, 2008

Exhibit 99.4

5.   We note you provide unaudited pro forma financial statements prepared to reflect
        the following four transactions:

        • acquisition of the common stock of Mann Steel Products, Inc.,
        • sale of 4,066,968 shares of common stock,
        • refinancing of $10 million senior secured credit facility, and
        • incurrence of $60 million in debt financing.

        Based on the inclusion of these four transactions, it is unclear whether these
        transactions are directly attributable to your acquisition of Mann Steel Products,
        Inc. or are instead, incidental to the transaction, or an extension of the concept
        "directly attributable." In this regard, as stated in Rule 11-02(a) of Regulation S-
        X, the objective of pro forma financial information is to provide investors with
        information about the continuing impact of a particular transaction. Therefore,
        please confirm, if true, that your pro forma presentation presents only the
        transaction triggering the requirement under the Rule; that is, it should be
        transaction based and include adjustments that are only directly attributable,

factually supportable and will have a continuing impact on the company, or otherwise advise. Please contact us to further discuss your presentation.

6. We note your pro forma adjustment 2(e) eliminates the equity accounts of Mann. Please refer to SAB Topic 4:B and note that undistributed earnings or losses of a Sub-S company should be reclassified to paid-in capital in pro forma statements. As stated in the SAB, this assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation.

7. We note your pro forma adjustments (20) and (27) reflect the elimination of interest expense incurred by Mann prior to the acquisition. Please tell us why you believe these adjustments are directly attributable to the transaction, expected to have a continuing impact on the registrant, and factually supportable under Rule 11-02(b)(6) of Regulation S-X.

8. Please provide pro forma reserve information that presents the reserve data by company and in total, with a breakdown by geographical region. In addition, please provide disclosure of changes in historical and expected reserve life.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief